UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2008
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
CNPJ [National Register of Legal Entities] N. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] N. 35.300.157.770
A Publicly-Held Company

Minutes of the Annual and Extraordinary General Shareholders’ Meetings of Companhia de Bebidas das Américas - AmBev (“Company”), held cumulatively on April 28, 2008, drawn up in summary form.

1.	Date, Time and Venue: On April 28, 2008, at 2:00 p.m., at the Company’s headquarters located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.
Convening Notice: The convening notice was published in the Official Gazette of the State of São Paulo, on (i) April 4, (ii) April 5 and (iii) April 8, 2008, on pages 10, 20 and 3, respectively, and on the newspaper “Gazeta Mercantil” - National Edition, on: (iv) April 4, (v) April 7 and (vi) April 8, 2008, on pages A7, A13 and A9, respectively.

3.
Attendance: Shareholders representing 92.56% of the voting capital and shareholders representing 52.85% of the Company’s preferred shares, as evidenced by their signatures in the “Shareholders’ Attendance Book”. The meetings were also attended by the Co-Chairman of the Board of Directors of the Company, Mr. Victório Carlos De Marchi, the representative of independent auditors KPMG Auditores Independentes, Mr. Guilherme Roslindo Nunes, and the Fiscal Council members Mr. Aloisio Macário Ferreira de Souza and Mr. Ary Waddington, as provided by law.

4.	Presiding Board: Mr. Victório Carlos De Marchi, Chairman, and Mr. Pedro de Abreu Mariani, Secretary.

5.
Resolutions: The following resolutions were taken by shareholders representing more than 92.56% of the Company’s voting capital attending the Meetings. Those legally prevented from voting have abstained, and abstentions and dissenting votes having been recorded in each case:

5.1. To authorize the drawing up of the Minutes of these Annual and Extraordinary General Meetings in summary form, as well as their publication with omission of the signatures of the attending shareholders, pursuant to article 130 and its paragraphs in Law No. 6.404/76.

5.2. At the Annual General Meeting:

(i) To approve, following examination and discussion, the annual report and the Management’s accounts, as well as the financial statements for the fiscal year ended on December 31, 2007, together with the the opinions of the Fiscal Council and of the Independent Auditors, all of which were published in full and within the statutory deadline in the Official Gazette of the State of São Paulo, in the Gazeta Mercantil and in the Valor Econômico on February 28, 2008;

(ii) To approve the appropriation of net income as reported in the approved financial statements, ratifying the anticipated distribution paid to the Company’s shareholders, in the form of dividends and interest on shareholders’ equity, totaling R$1,925,800,346.44, which was debited to the fiscal year’s net income, as approved by the Board of Directors on the following occasions: (a) at the meeting held on March 16, 2007, for earnings generated in 2007, being R$1.8500 per lot of thousand common shares and R$2.0350 per lot of thousand preferred shares, as dividends, and R$5.600 per lot of thousand common shares and R$6.1600 per lot of thousand preferred shares, as interest on shareholders’ equity, resulting in a net distribution of R$6.6100 per lot of thousand common shares and R$7.2710 per lot of thousand preferred shares; (b) at the meeting held on June 18, 2007, for earnings generated in 2007, being R$3.2400 per lot of thousand common shares and R$3.5640 per lot of thousand preferred shares, as interest on shareholders’ equity, resulting in a net distribution of R$2.7540 per lot of thousand common shares and R$3.0294 per lot of thousand preferred shares; (c) at the meeting held on September 18, 2007, for earnings generated 2007, being R$1.1100 per common share and R$1.2210 per preferred share, as dividends, and R$0.4000 per common share and R$0.4400 per preferred share, as interest on shareholders’ equity, resulting in a net distribution of R$1.4500 per common share and R$ 1.5950 per preferred share; and (d) at the meeting held on November 29, 2007, for earnings generated in 2007, being R$0.4800 per common share and R$0.5280 per preferred share, as interest on shareholders’ equity, resulting in a net distribution of R$0.4080 per common share and R$ 0.4488 per preferred share. Pursuant to article 193, paragraph 1 of Law No. 6.404/76, the Company shall not set up a legal reserve for the current fiscal year because the balance of said reserve plus the sum of the capital reserves discussed in article 182, paragraph 1 of Law No. 6.404/76 are greater than 30% of the Company’s capital;

(iii) With respect to the global compensation of the Company’s management for the fiscal year of 2008, to approve the same limit approved at the 2007 Annual General Shareholders’ Meeting, adjusted by the IGP-M (general price index) published by Fundação Getúlio Vargas, with the Board of Directors being responsible for the allocation of this amount, pursuant to article 25, item “f” of the Company’s bylaws;

The Shareholders Templeton Emerging Markets Series, Templeton Developing Markets Securities Fund, Templeton International Emerging Markets Fund, Templeton Developing Markets Trust, Franklin Templeton Corporate Class Ltd., Templeton Global Investment Trust - Templeton BRIC Fund and Banco Macro S.A. Sociedad Depositária de Pionero LATAM F.C.I. voted against the above mentioned resolution.

The Shareholders New York State Common Retirement Fund, Bell Atlantic Master Trust, Morgan Stanley Investment Management Active International, California State Teachers Retirement System, Capital International - Global Equity, Van Kampen Series Fund, Inc., Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI and Fundação Vale do Rio Doce de Seguridade Social - VALIA abstained from voting.

(iv) To determine that the number of members of the Board of Directors shall be nine, plus two alternates, and to reelect as members of the Board of Directors of the Company, whose resumés are already widely disclosed in the Company’s legal filings, with a term of office of three years, Messrs.:

i. Victório Carlos De Marchi, Brazilian, married, lawyer, bearer of the ID SSP/SP nº 2.702.087, and of the individual taxpayer’s register CPF/MF nº 008.600.938-91, resident and domiciled at Rua Afonso Brás, 115, ap.191, São Paulo, Brazil;

ii. Marcel Herrmann Telles, Brazilian, married, economist, bearer of the ID IFP/RJ nº 02.347.932-2, and of the individual taxpayer’s register CPF/MF nº 235.839.087-91, with offices at 800, Third Avenue, 38th floor, New York, USA;

iii. Roberto Herbster Gusmão, Brazilian, married, lawyer, bearer of the ID SSP/SP nº 705.827, and of the individual taxpayer’s register CPF/MF nº 011.630.438-34, resident and domiciled at Alameda Ministro Rocha Azevedo, nº 1.409, 13º andar, São Paulo, Brazil;

iv. Carlos Alves de Brito, Brazilian, married, engineer, bearer of the ID 035.746.24-7 SSP/RJ, and of the individual taxpayer’s register CPF/MF nº 595.438.507-63, with offices at Brouwerijplein 1, 3000, Leuven, Belgium;

v. Carlos Alberto da Veiga Sicupira, Brazilian, married, business administrator, bearer of the ID IFP/RJ nº 1.971.453, and of the individual taxpayer’s register CPF/MF nº 041.895.317-15, with offices at 800, Third Avenue, 38th floor, New York, USA;

vi. José Heitor Attilio Gracioso, Brazilian, married, lawyer, bearer of the ID SSP/SP nº 2.833.137, and of the individual taxpayer’s register CPF/MF nº 006.716.908-25, resident and domiciled at Rua Miranda Guerra, nº 510, casa 5, São Paulo, Brazil;

vii. Johan M.J.J. Van Biesbroeck, Belgian, married, executive, bearer of the Belgian passport nº EF105688, with offices at Brouwerijplein 1, 3000, Leuven, Belgium;

viii. Vicente Falconi Campos, Brazilian, married, industrial, bearer of the ID SSP/MG nº M 1476.273, and of the individual taxpayer’s register CPF/MF nº 002.232.216-15 resident and domiciled at Rua Angelo Cavanis, nº 70, Belo Horizonte, Brazil; and

ix. Luis Felipe Pedreira Dutra Leite, Brazilian, married, economist, bearer of the ID nº 06522715-9 IPF-RJ, and of the individual taxpayer’s register CPF/MF nº 824.236.447-87, with offices at Brouwerijplein 1, 3000, Leuven, Belgium.

As alternates of the members referred to in items (1) to (9) above, to reelect Messrs.: Jorge Paulo Lemann, Brazilian, married, executive, bearer of the ID IFP/RJ nº 1.566.020, and of the individual taxpayer’s register CPF/MF nº 005.392.877/68, with offices at Rebhalde, 35, Jona, Switzerland; and Roberto Moses Thompson Motta, Brazilian, married, engineer, bearer of the ID IFP/RJ nº 03.861.461-6, and of the individual taxpayer’s register CPF/MF sob nº 706.988.307-25 with offices at Rua Dr. Renato Paes de Barros, nº 1.017, 15th floor, São Paulo, Brazil.

The Shareholders Norges Bank, New York State Common Retirement Fund, Bell Atlantic Master Trust, Bell Atlantic Master Pension Trust, Morgan Stanley Investment Management Active International, California State Teachers Retirement System, Van Kampen Series Fund, Inc., Caisse de Depot et Placement du Quebec, Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI and Fundação Vale do Rio Doce de Seguridade Social - VALIA abstained from voting

The term of office of the elected members of the Board of Directors shall extend up to the Company’s Annual General Shareholders’ Meeting, which shall resolve upon the financial statements of the Company for the fiscal year ended December 31, 2010.

(v) For the position of Fiscal Council members, with a term of office extending up to the Company’s next Annual General Meeting, by the shareholders of common shares:

(1) To reelect Mr. Alvaro Antonio Cardoso de Souza, Portuguese, married, economist, bearer of foreigner’s identity card nº W401505-E (SE/DPMAF/DPF) and of the individual taxpayer’s register CPF/MF nº 249.630.118-91, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Salvador Cardoso 122, Apt 231, Itaim Bibi, CEP 04533-050, and, as his alternate, to reelect Mr. Emanuel Sotelino Schifflerle, Brazilian, married, engineer, bearer of the ID nº 01.433. 665-5SSP/RJ and of the individual taxpayer’s register CPF/MF nº 009.251.3 67-00, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Henrique Dodsworth 13 / 502; and

(2) To elect Celso Clemente Giacometti, Brazilian, married, business administrator and accountant, bearer of the ID nº 3179758 -1 SSP/SP, and of the individual taxpayer’s register CPF/MF nº 029.303.408-78, resident and domiciled at Av. Vereador José Diniz, nº 3.725, 6º andar, conjunto 61, Campo Belo, São Paulo, Brazil, and, as his alternate, Ary Waddington, Brazilian, married, economist, bearer of the ID nº 01.139.7777-5 - IFFP-RJ and of the individual taxpayer’s register CPF/MF nº 004.469.397-49, resident and domiciled in the City of Armação dos Búzios, State of Rio de Janeiro, at Rua E.9 Condomínio do Atlântico - Praia da Ferradura.

The Shareholders New York State Common Retirement Fund, Bell Atlantic Master Trust, Morgan Stanley Investment Management Active International, California State Teachers Retirement System, Van Kampen Series Fund, Inc., Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI and Fundação Vale do Rio Doce de Seguridade Social - VALIA abstained from voting.

(vi) To elect for the position of Fiscal Council member, with a term of office extending up to the Company’s next Annual General Shareholders’ Meeting, by the shareholders of preferred shares with no voting rights representing 8.96% of the preferred shares, by means of a separate vote, pursuant to item “a”, paragraph 4, of article 161 of Law No. 6.404/76, Messrs.:

(3) Aloisio Macário Ferreira de Souza, Brazilian, married, economist and banker, bearer of the ID IFP/RJ nº 045657590, and of the individual taxpayer’s register CPF/MF nº 540.678.557-53, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Jornalista Henrique Cordeiro, 120, bloco 2, ap. 1901, Barra da Tijuca; and, as his alternate, Ernesto Rubens Gelbcke, Brazilian, married, accountant, bearer of the ID nº. 2660114 SSP/SP and of the individual taxpayer’s register CPF/MF nº 062.825.718-04, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Senador Felício dos Santos, 392.

The shareholders New York State Common Retirement Fund, Bell Atlantic Master Trust, Morgan Stanley Investment Management Active International, California State Teachers Retirement System, Van Kampen Series Fund, Inc. and Roberto Herbster Gusmão abstained from voting.

(vii) To define the amount of the monthly compensation of the Company’s Fiscal Council members for the fiscal year of 2008 as an amount equal to the amount received by them in 2007, adjusted by the IGP-M (general price index) published by Fundação Getúlio Vargas, and, for the alternates, their montlhy remuneration shall be an amount equal to half of the amount received by the members, subject to the statutory limits.

The shareholders Norges Bank, New York State Common Retirement Fund, Bell Atlantic Master Trust, Bell Atlantic Master Pension Trust, Morgan Stanley Investment Management Active International, California State Teachers Retirement System, Van Kampen Series Fund, Inc., Caisse de Depot et Placement du Quebec, Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI and Fundação Vale do Rio Doce de Seguridade Social - VALIA abstained from voting.

(vii) It was unanimously approved that the Official Gazette of the State of São Paulo and the newspaper “Valor Econômico” shall be the official newspapers for legal publications and notices to the shareholders.

5.3. At the Extraordinary General Meeting:

(i) To approve a capital increase of R$307,235,839.32, corresponding to the partial capitalization of the tax benefit resulting from the partial amortization of the special premium reserve on the fiscal year of 2007, pursuant to article 7 of CVM’s Normative Ruling No. 319/99, by means of the issuance of 1,813,659 common shares and 851,980 preferred shares at the issuance price of R$111.48 and R$ 123.30, respectively. As a result of the aforementioned capital increase, the Company’s remaining shareholders shall have the right to subscribe up to 644,906 common shares and 1,081,749 preferred shares, in the proportion of 0.715369046% of their respective interests held on this date, with due regard to the share classes, at the same price referred to above, for payment in cash upon subscription, in accordance with the Management Proposal. The subscription right may be exercised by the Company’s shareholders within a 30-day period initiating on the publication of the corresponding notice, being the Board of Directors empowered to, upon the expiration of the aforementioned 30-day period, with due regard to the possible exercise of the apportionment of the unsubscribed shares, and the subsequent sale of the unapportioned shares on the stock exchange, verify the actual subscription of shares exceeding the subscription referred to above, proceeding with the filing of the relevant resolution with the Registrar of Companies (Law No. 6.404/76, Article 166).

The shareholders Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI and Fundação Vale do Rio Doce de Seguridade Social - VALIA abstained from voting.

(ii) To approve a new increase of Company’s capital, in the amount of R$131,672,545.74, due to the capitalization of 30% of the tax benefit obtained by the Company with the partial amortization of the special premium reserve in the fiscal year of 2007, without the issuance of new shares.

The shareholders Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI and Fundação Vale do Rio Doce de Seguridade Social - VALIA abstained from voting.

(iii) To approve the cancellation of 1,791,576 common shares and 10,871,836 preferred shares held in treasury, without reduction of the Company’s capital stock.

(iv) As a result of the resolutions taken under items 5.3 (i) and (ii) above, to amend the heading of Clause 5 of Company’s by-laws, which shall, from now on, read as follows, its respective paragraphs remaining unchanged:

“Clause 5 - The Capital Stock is of R$6,544,114,936.61, divided into 614,419,462  shares, of which 345,076,811 are common shares and 269,342,651 are preferred shares, without par value.”

The shareholders Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI and Fundação Vale do Rio Doce de Seguridade Social - VALIA abstained from voting.

(v) To approve the consolidation of the Company’s bylaws, in the light of the changes aforementioned approved and of the amendments to its bylaws approved since the last Ordinary General Meetings, said bylaws henceforth being in effect with the wording of Attachment I to these Minutes.

6.
Approval and Closure: Nothing more to be dealt with, these present Minutes were drawn up, and after being read and approved, were signed by the members of the presiding board and shareholders representing the majority that the resolutions taken in these Meetings require. Signatures: Victório Carlos De Marchi, Chairman; Pedro de Abreu Mariani, Secretary; Ary Waddington, member of the Fiscal Council; Guilherme Roslindo Nunes, Representative of KPMG Auditores Independentes; Shareholders: Interbrew International B.V., Represented by Monique Mesquita Mavignier de Lima; AmBrew S.A., Represented by Monique Mesquita Mavignier de Lima; Fundação Antônio e Helena Zerrenner Instituição Nacional de Beneficência, Represented by José Heitor Attílio Gracioso and Roberto Herbster Gusmão; Victório Carlos De Marchi; José Heitor Attílio Gracioso; José Fiorita; Instituto AmBev de Previdência Privada, Represented by Silvio José Morais and Letícia Rudge Barbosa Kina; Caixa de Previdência dos Funcionários do Banco do Brasil - Previ, Represented by Marcelo Coelho de Souza, Fundação Vale do Rio Doce de Seguridade Social - VALIA, Represented by Marcelo Coelho de Souza; The Bank of New York - ADR Department, Represented by Diego dos Santos Gomes Silva; Ary Waddington; Nelson Marquezelli; Dynamo Cougar Fundo Mútuo de Investimentos em Ações CL, Febra Fundo de Investimento em Ações, TNAD Fundo de Investimento em Ações, Puma Invest LLC, Samambaia IV Fundo de Investimento em Ações, FPRV DYN Uirapuru F.I.A. Previdenciário, TNAD Fundo de Investimento em Ações, Dybra Fundo de Investimento em Ações, Dynamo Beton Fundo de Investimento em Ações, Dynamo Puma II Fundo de Investimento em Participações, Represented by Mario Coelho Joppert; Templeton Emerging Markets Series, Templeton Developing Markets Securities Fund, Templeton International Emerging Markets Fund, Templeton Developing Markets Trust, Franklin Templeton Tax Class Corporate, Templeton Global Investment Trust - Templeton Bric Fund, Banco Macro S/A Sociedad Depositaria de Pionero Latam F.C.I., Norges Bank, New York State Common Retirement Fund, Vanguard Investment Series, PLC, Vanguard Emerging Markets Stock Index Fund, Schwab Fundamental Emerging Markets Index Fund, Panagora Group Trust, Bell Atlantic Master Pension Trust, Philips Eletronics N A Corp Master Ret Trust, The Pension Reserves Investment Manag Board, Vanguard FTSE All-World Ex Us Index FD A S Of V Inter E I FDS, The Texas Education Agency, Capital International Global Equity, Morgan Stanley Inv Man Act Int Alloc Trust, Omers Administration Corporation, State Of California Public Employees Ret System, The California State Teachers Retirement System, The Emerging M. S. Of The DFA Lt Co, Van Kampen S F I V K G E Allocation Fund, Wells Fargo Master Trust Diversified Stock Porfolio, Balentine International Equity Fund Select LP, Caisse de Depot Et Placement Du Quebec, College Retirement Equities Fund, Emerging Mkts Corp Eq Port DFA Invest Dimens Grou, IBM Savings Plan, John Hancock Funds II International Equity Index Fund, Principal Variable Contracts Fund, Inc-Diver Int Account, State St B And T C Inv F F T E Retir Plans, State Street Emerging Markets, Teacher Retirement System Of Texas, The Brazil MSCI Em Mkts Index Common Trust, The Master T B Of Japan Ltd, The Monetary Authoroty Of Singapore, Wilmington Multi-Manager International Fund, Represented by Ana Caroline Caldeira Bartels; Roberto Herbster Gusmão.

I certify that these Minutes are a faithful copy of the deliberations of the Minutes of the books of the Company.

São Paulo, April 28, 2008.

_______________________________________
Pedro de Abreu Mariani
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2008

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham Staley
Graham Staley Chief Financial Officer and Investor Relations